* KW 3/20/14

14048254

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41782

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 (MM/DD/YY) AND ENDING DECEMBER 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McMANUS & MILES INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 MADISON AVENUE, 10th FL.
(No. and Street)

NEW YORK (City) N.Y. (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LINDSAY A. McMANUS (212) 754-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE (Address) NEW YORK (City) N.Y. (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25/14

OATH OR AFFIRMATION

I, LINDSAY A. McMANUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McMANUS & MILES INCORPORATED of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

FARRAH DUPLESSIS
Notary Public, State of New York
No. 01DU6176848
Qualified in Kings County
Commission Expires Nov. 05, 20 15

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & JURAN
CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Stockholder
McManus & Miles Incorporated

Report on the Financial Statements

We have audited the accompanying financial statement of McManus & Miles Incorporated (the Company), which comprise the statement of financial condition as of December 31, 2013, for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of McManus & Miles Incorporated as of December 31, 2013 for the year ended in accordance with accounting principles generally accepted in the United States of America.

FOX & JURAN

New York, New York

January 29, 2014

McMANUS & MILES INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash and cash equivalents (Note)	$ 85,585	
Prepaid expenses	3,975	
Deposit (Note)	26,000	
TOTAL ASSETS		$ 115,560

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$ 10,103	
Income tax (Note)	175	
TOTAL LIABILITIES		$ 10,278
Commitments and Contingencies (Note)		
Stockholder's Equity:		
Capital stock, par value $.01 per share;		
Class A (voting) authorized 4,000 shares; issued and outstanding 1,000 shares	$ 10	
Class B (restricted voting) authorized 3,000 shares; none issued or outstanding	-	
Class C (non-voting) authorized 3,000 shares; none issued or outstanding	-	
Additional paid-in capital	3,516,417	
Deficit	(3,384,819)	
	$ 131,608	
Less: Treasury stock, at cost	(26,326)	
TOTAL STOCKHOLDER'S EQUITY		105,282
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 115,560

See Independent Auditor's Report
And Accompanying Notes to Financial Statement

1. SIGNIFICANT ACCOUNTING POLICIES

a. METHOD OF ACCOUNTING:

The company recognizes assets, liabilities, revenues and expenses on the accrual method of accounting for financial statement presentation and uses the cash basis for income tax purposes. The financial statements have been presented on a consistent basis with those of the prior year.

b. CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

c. FIXED ASSETS:

Fixed assets are recorded at cost and are being depreciated using accelerated methods over their estimated economic useful lives.

d. INCOME TAXES:

The Company with the consent of its stockholder has filed an election to be taxed as an "S" Corporation under Section 1362(a) of the Internal Revenue Code and in New York State under Section 660 of Article 22 of the Tax Law. Such election permits its income to be taxed to the stockholder rather than the Company, whether or not such income has been distributed. Income taxes are payable to New York City which does not recognize "S" Corporation status (See Note 3).

e. USE OF ESTIMATES:

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

2. THE COMPANY

The Company derives its revenue from fees as an adviser in the structuring of financing involving project and asset based credits and as agent, in accessing capital for such financing in the private markets. Specifically, the firm assists in the placement of, or investment in project equity and debt, lease equity and debt and other forms of financing which require specialized attention, particularly those that are tax oriented.

Registration as a broker-dealer under the Securities Exchange Act of 1934 was effective December 11, 1989.

3. INCOME TAXES

The Company uses the accrual method of accounting for book purposes and the cash receipts and disbursements method for tax return purposes. It is the policy of the Company to provide for deferred taxes on timing differences arising because of the differences of income and expense recognition between the two methods.

The liability for local income taxes consists of the following:

Current	$ 175
Deferred	-0-
	$ 175

4. PENSION AND FLEXIBLE BENEFITS PLANS

The Company maintains a Simplified Employee Pension Plan (SEP) for all eligible full-time employees. Contributions are made in an amount equal to an annually discretionary percentage (0 to 25%) of each employee's compensation. For the year 2013, the Company made no contribution.

Effective January 1, 1995, the Company approved and adopted a cafeteria plan so that its eligible employees would have the opportunity to choose between certain available benefits and cash compensation. In addition, the Company established a medical expense reimbursement plan and a dependent care plan so that its eligible employees can be reimbursed for certain health care expenses they incur.

5. RELATED PARTY

The Company and its affiliated company totaling share $ share overhead costs.

6. COMMITMENTS AND CONTINGENCIES

On February 9, 2005, the Company signed an agreement with the landlord to lease office space on a month to month basis and can terminate the lease after giving two months notice.

The Company has deposited with the landlord $26,000 as security.

7. NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 the Company had net capital and aggregate indebtedness of $75,182 and $10,278 respectively. The net capital ratio was .1367 or 13.67% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $ 70,182.

8. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 575 Madison Avenue, New York, N.Y. 10022 and at the regional office of the Securities & Exchange Commission located at 3 World Financial Center, Room 4300, New York, NY 10281.